Exhibit 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1 – Identity of Company

1.1                                Name and Address of Company

Yamana Gold Inc. (“Yamana”)

150 York Street, Suite 1102

Toronto, Ontario

M5H 3S5

1.2                               Executive Officer

The following executive officer of Yamana is knowledgeable about the significant acquisitions and this report:

Peter Marrone, Chairman and Chief Executive Officer of Yamana, who can be contacted at (416) 815-0220.

Item 2 – Details of Acquisition

2.1                               Nature of Business Acquired

Pursuant to a three-way business combination among Yamana, Northern Orion Resources Inc. (“Northern Orion”) and Meridian Gold Inc. (“Meridian”), pursuant to which Yamana entered into a plan of arrangement to acquire all of the issued and outstanding shares of Northern Orion, and made a concurrent take-over bid offer (the “Offer”) for all of the issued and outstanding common shares of Meridian, including any shares that were issued upon conversion, exchange or exercise of any securities or rights of Northern Orion and Meridian, respectively, Yamana acquired a total of (i) 154,103,861 common shares of Northern Orion, representing 100% of the issued and outstanding common shares of Northern Orion (the “Northern Orion Shares”) and (ii) 77,426,561 common shares of Meridian, representing approximately 76% of the outstanding common shares of Meridian (the “Meridian Shares”) on a fully diluted basis. Yamana plans to commence a second stage acquisition transaction for the remaining Meridian shares not already owned by Yamana.

Northern Orion

Northern Orion was a mid-tier copper and gold producer with its primary assets located in Catamarca Province, Argentina. Northern Orion’s principal mineral properties and assets were a 12.5% indirect ownership interest in Minera Alumbrera Limited, which owns and operates the Baja de la Alumbrera mine (copper/gold) and a 100% interest in the Agua Rica development project (copper/gold/molybdenum) located approximately 34 kilometres from the

Alumbrera project. Part of Northern Orion’s focus was on the development of its Agua Rica project either on a stand alone basis or on an integrated basis with Alumbrera.

Further information on Northern Orion’s business can be found in Northern Orion’s continuous disclosure documents available under Northern Orion’s SEDAR profile at www.sedar.com.

Meridian

Meridian was engaged in mining and the exploration of gold and other precious metals since 1981. During the past three completed fiscal years ended December 31, 2006, Meridian’s revenue producing properties were its El Peñón mine and Minera Florida mine in Chile and its 40% joint venture interest in the Rossi project in Nevada. Meridian also had advanced stage exploration programs in Chile, Mexico and the United States. Early stage exploration programs were being conducted primarily in Chile, Mexico, Nicaragua, Peru and the United States.

Further information regarding Meridian’s business can be found in Meridian’s continuous disclosure filings under Meridian’s SEDAR profile at www.sedar.com.

2.2                               Date of Acquisition

The effective date of the Meridian acquisition was October 12, 2007.

The effective date of the Northern Orion acquisition was October 13, 2007.

2.3                               Consideration

Pursuant to the terms of the definitive business combination agreement with Northern Orion, Yamana offered Northern Orion shareholders 0.543 of a Yamana Common Share plus $0.001 in cash for each Northern Orion Share acquired. Yamana acquired 154,103,861 Northern Orion Shares for approximately 84 million Yamana common shares and C$154 thousand in cash.

Pursuant to the terms of the offer to purchase all of the issued and outstanding Meridian Shares, Yamana offered Meridian shareholders 2.235 Yamana common shares and C$7.00 in cash for each Meridian Share acquired. Yamana acquired 77,426,561 Meridian Shares for approximately 173 million Yamana common shares and C$542 million in cash.

The acquisition of each of Northern Orion and Meridian was funded from Yamana’s existing US$700 million credit facilities, which are secured by guarantees from, and a pledge or share of, certain operating subsidiaries, and will mature in 2012.

Additional information concerning the consideration paid and the source of funds used by Yamana in connection with the business combination with Northern Orion and Meridian can be found in the Yamana take-over bid circular dated July 19, 2007, as varied and/or extended on August 14, 2007, September 12, 2007,

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September 20, 2007 and September 24, 2007, available under Meridian’s SEDAR profile at www.sedar.com.

2.4                               Effect on Financial Position

Yamana does not have any current plans for material changes in Yamana’s business affairs or the affairs of the acquired assets which may have a significant effect on the results of operations and financial position of Yamana.

2.5                               Prior Valuations

Not applicable.

2.6                               Parties to Transaction

The transaction was not with informed persons, associates or affiliates of Yamana.

2.7                               Date of Report

November 2, 2007.

Item 3 – Financial Statements

The following financial statements are incorporated by reference into this report:

(i)                                     the comparative audited consolidated financial statements of Yamana and the notes thereto as at December 31, 2006 and 2005 and for each of the years ended December 31, 2006 and 2005, together with the report of the auditors thereon, filed under Yamana’s SEDAR profile at www.sedar.com;

(ii)                                  the comparative unaudited consolidated financial statements of Yamana and the notes thereto as at June 30, 2007 and for the six months ended June 30, 2007 and 2006, together with the notes thereto, filed under Yamana’s SEDAR profile at www.sedar.com;

(iii)                               the comparative audited consolidated financial statements of Northern Orion and the notes thereto as at December 31, 2006 and 2005 and for each of the years ended December 31, 2006 and 2005, together with the report of the auditors thereon, filed under Northern Orion’s SEDAR profile at www.sedar.com;

(iv)                              the comparative unaudited consolidated financial statements of Northern Orion and the notes thereto as at June 30, 2007 and for the six months ended June 30, 2007 and 2006, filed under Northern Orion’s SEDAR profile at www.sedar.com;

(v)                                 the comparative audited consolidated financial statements of Meridian and the notes thereto as at December 31, 2006 and 2005 and for each of the years ended December 31, 2006 and 2005, together with the report of the

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auditors thereon, filed under Meridian’s SEDAR profile at www.sedar.com; and

(vi)                              the comparative unaudited consolidated financial statements of Meridian and the notes thereto as at June 30, 2007 and for the six months ended June 30, 2007 and 2006, filed under Meridian’s SEDAR profile at www.sedar.com.

As all of the audited financial statements incorporated by reference into this report are identical to those filed on SEDAR by Yamana, Northern Orion and Meridian, respectively. Yamana has not obtained the consent of the respective auditors of the comparative audited financial statements of each of Northern Orion and Meridian to include the audit reports thereon by incorporation by reference into this report.

The following financial statements are contained in Schedule “A” attached hereto, which forms part of this report:

(i)                                     unaudited pro forma consolidated financial statements of Yamana consisting of:

A.                                   Pro forma consolidated balance sheet as at June 30, 2007;

B.                                     Pro forma consolidated statement of operations for the six month period ended June 30, 2007;

C.                                     Pro forma consolidated statement of operations for the year ended December 31, 2006;

D.                                    Notes to the pro forma consolidated financial statements; and

E.                                      Schedules to the pro forma consolidated financial statements.

Cautionary Note Regarding Forward-Looking Statements

This business acquisition report contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws concerning the proposed transaction between Yamana, Northern Orion and Meridian. Except for statements of historical fact relating to the companies, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include the successful completion of new development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource estimates, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; and general economic conditions. Many of these assumptions are based on factors and events that are not within the control of Yamana and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost

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overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed or referred to in the annual Management’s Discussion and Analysis and Annual Information Form for each of Yamana, Northern Orion and Meridian filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Annual Report on Form 40-F of each of Yamana and Meridian filed with the United States Securities and Exchange Commission. Although Yamana has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Yamana undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

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SCHEDULE. “A”

Unaudited pro forma consolidated statements of

Yamana Gold Inc.

Yamana Gold Inc.

Pro forma consolidated balance sheet

June 30, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars)

				Initial	Initial				Yamana
	Yamana	Meridian		Pro forma	Yamana	Northern Orion		Pro forma	consolidated
	Gold Inc.	Gold Inc.		adjustments	pro forma	Resources Inc.		adjustments	pro forma
	$	$		$	$	$		$	$
				(Note 6)				(Note 6)
Assets
Current assets
Cash and cash equivalents	88,956	139,500	(a)(viii)	550,000	157,120	237,207	(d)(ii)	(20,000)	374,112
			(a)(viii)	(541,336)			(b)(v)	(215)
			(d)(i)	(80,000)
Short term investments	—	67,500		—	67,500	1,333		—	68,833
Restricted cash	—	13,800		—	13,800	—		—	13,800
Accounts receivable	72,081	9,700		—	81,781	—		—	81,781
Advances and deposits	29,685	—		—	29,685	409		—	30,094
Inventory	62,325	8,600		—	70,925	—		—	70,925
Income taxes recoverable	39	500		—	539	—		—	539
Marketable securities	—	—		—	—	—		—	—
Derivative related assets	14,058	—		—	14,058	—		—	14,058
Other current assets	—	14,900		—	14,900	1,149		—	16,049
	267,144	254,500		(71,336)	450,308	240,098		(20,215)	670,191

Property, plant and equipment	370,144	—		—	370,144	223		—	370,367
Assets under construction	1,060	—		—	1,060	—		—	1,060
Mineral properties	1,556,187	298,100	(a)(i)	1,495,541	3,349,828	122,532	(b)(i)	309,654	3,782,014
Available-for-sale securities	29,852	—		—	29,852	—		—	29,852
Share purchase warrants held	389	—		—	389	—		—	389
Other assets	43,806	31,000		—	74,806	—		—	74,806
Future income tax assets	83,597	—		—	83,597	—		—	83,597
Goodwill	55,000	—	(a)(i)	1,447,666	1,582,666	—	(b)(i)	481,968	2,084,634
			(d)(i)	80,000			(d)(ii)	20,000
Restricted cash	—	—		—	—	752		—	752
Equity investment in Minera Alumbrera Ltd.	—	—		—	—	100,478	(b)(i)	240,000	340,478
	2,407,179	583,600		2,951,871	5,942,650	464,083		1,031,407	7,438,140

Liabilities
Current liabilities
Accounts payable and accrued liabilities	65,134	19,900	(a)(vi)	20,000	105,034	2,866	(b)(vi)	17,000	124,900
Income taxes payable	9,608	—		—	9,608	—		—	9,608
Derivative related liabilities	70,801	—		—	70,801	—		—	70,801
Current portion of long-term debt	1,026	—		—	1,026	—		—	1,026
Other current liabilities	—	32,200		—	32,200	—		—	32,200
	146,569	52,100		20,000	218,669	2,866		17,000	238,535
Long-term liabilities
Asset retirement obligations	22,626	—		—	22,626	1,201		—	23,827
Future income tax liabilities	389,198	23,600	(a)(i)	523,439	936,237	23,603	(b)(i)	181,386	1,141,226
Long-term liabilities	18,479	101,000	(a)(viii)	550,000	669,479	—		—	669,479
Royalty and net proceeds interest payable	—	—		—	—	14,030		—	14,030
	576,872	176,700		1,093,439	1,847,011	41,700		198,386	2,087,097

Non-controlling interest	—	15,300		92,304	107,604	—		—	107,604

Shareholders' equity
Capital stock
Common stock	1,715,654	403,500	(a)(v)	2,137,621	3,853,275	294,244	(b)(iii)	952,791	4,806,066
			(a)(iv)	(403,500)			(b)(ii)	(294,244)
Warrants	72,915	—		—	72,915	11,329	(b)(iv)	257,040	329,955
							(b)(ii)	(11,329)
Additional paid-in capital including contributed surplus	43,117	8,200	(a)(iv)	(8,200)	63,224	14,476	(b)(iv)	45,573	108,797
			(a)(ii)	20,107			(b)(ii)	(14,476)
Accumulated other comprehensive income	5,844	54,300	(a)(iv)	(54,300)	5,844	(2,635	)(b)(ii)	2,635	5,844
(Deficit) retained earnings	(7,223)	(74,400	)(a)(iv)	74,400	(7,223)	104,969	(b)(ii)	(104,969)	(7,223
	1,830,307	391,600		1,766,128	3,988,035	422,383		833,021	5,243,439
	2,407,179	583,600		2,951,871	5,942,650	464,083		1,031,407	7,438,140

Yamana Gold Inc.

Pro forma consolidated statement of operations

six month period ended June 30, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars except per share amounts)

				Initial	Initial				Yamana
	Yamana	Meridian		Pro forma	Yamana	Northern Orion		Pro forma	consolidated
	Gold Inc.	Gold Inc.		adjustments	pro forma	Resources Inc.		adjustments	pro forma
	$	$		$	$	$		$	$
				(Note 6)				(Note 6)

Sales	328,800	150,700		—	479,500	—		—	479,500

Cost of sales	(120,955)	(48,300)		—	(169,255)	—		—	(169,255)
Depreciation, amortization and depletion	(24,104)	(17,100	)(a)(vii)	(37,100)	(78,304)	—		—	(78,304)
Accretion of asset retirement obligation	(707)	—		—	(707)	—		—	(707)
Mine operating earnings	183,034	85,300		(37,100)	231,234	—		—	231,234

Corporate administration	(18,909)	(9,100)		—	(28,009)	(1,445)		—	(29,454)
Property maintenance and exploration	—	(15,400)		—	(15,400)	(1,268)		—	(16,668)
Professional and consulting	—	—		—	—	(866)		—	(866)
Other	—	1,500		—	1,500	—		—	1,500
Foreign exchange (loss) gain	(6,693)	—		—	(6,693)	6,946		—	253
Loss on impairment of mineral properties	(1,821)	—		—	(1,821)	—		—	(1,821)
Non-production costs during business interruption	(10,465)	—		—	(10,465)	—		—	(10,465)
Arrangement transaction costs	—	—		—	—	(325)		—	(325)
Stock-based compensation	(561)	—		—	(561)	(1,074)		—	(1,635)
Operating earnings (loss)	144,585	62,300		(37,100)	169,785	1,968		—	171,753

Investment and other business income	5,016	4,900		—	9,916	5,311		—	15,227
Equity earnings of Minera Alumbrera Ltd.	—	—		—	—	27,208	(b)(vii)	(13,300)	13,908
Interest expense	(6,025)	—	(a)(viii)	(20,600)	(26,625)	—		—	(26,625)
Gain on sale of assets	—	600		—	600	—		—	600
Unrealized loss on derivatives	(28,700)	—		—	(28,700)	—		—	(28,700)

Earnings before income tax expense	114,876	67,800		(57,700)	124,976	34,487		(13,300)	146,163
Income tax expense	(34,690)	(24,400	)(d)(iii)	20,210	(38,880)	(593	)(d)(iii)	4,000	(35,473)

Net earnings before non-controlling interest	80,186	43,400		(37,490)	86,096	33,894		(9,300)	110,690
Non-controlling interest			(a)(ix)	(9,201)	(9,201)				(9,201)
Net earnings	80,186	43,400		(46,691)	76,895	33,894		(9,300)	101,489

Earnings per share (Note 7)
Basic	0.23				0.15				0.17
Diluted	0.22				0.14				0.16

Yamana Gold Inc.

Pro forma consolidated statement of operations

year ended December 31, 2006

(Unaudited)

(Expressed in thousands of U.S. dollars except per share amounts)

	Pro forma			Initial	Initial				Yamana
	Yamana	Meridian		Pro forma	Yamana	Northern Orion		Pro forma	consolidated
	Gold Inc.	Gold Inc.		adjustments	pro forma	Resources Inc.		adjustments	pro forma
	$	$		$	$	$		$	$
	(Schedule 1)			(Note 6)				(Note 6)

Sales	178,692	240,000		––	418,692	––		––	418,692

Cost of sales	(106,130)	(76,100)		––	(182,230)	––		––	(182,230)
Depreciation, amortization and depletion	(37,320)	(28,100	)(a)(vii)	(74,100)	(139,520)	––		––	(139,520)
Accretion of asset retirement obligation	(636)	––		––	(636)	––		––	(636)
Mine operating earnings	34,606	135,800		(74,100)	96,306	––		––	96,306

Corporate administration	(28,606)	(22,700)		––	(51,306)	(2,777)		––	(54,083)
Take-over bid expenses	(4,054)	––		––	(4,054)	—		––	(4,054)
Property maintenance and exploration	––	(26,600)		––	(26,600)	(1,825)		––	(28,425)
Professional and consulting	––	––		––	––	(2,087)		––	(2,087)
Foreign exchange gain	5,216	––		––	5,216	122		––	5,338
Loss on impairment of mineral properties	(3,675)	(4,600)		––	(8,275)	—		––	(8,275)
Stock-based compensation	(45,042)	––		––	(45,042)	(5,165)		––	(50,207)
Operating (loss) earnings	(41,555)	81,900		(74,100)	(33,755)	(11,732)		––	(45,487)

Investment and other business income	7,423	12,300		––	19,723	7,846		––	27,569
Equity earnings of Minera Alumbrera Ltd.	––	––		––	––	93,167	(b)(vii)	(30,500)	62,667
Interest expense	(28,935)	––	(a)(viii)	(41,300)	(70,235)	—		––	(70,235)
Unrealized loss on derivatives	(35,773)	––		––	(35,773)	—		––	(35,773)
Loss arising from assets sold	(2,186)	––		––	(2,186)	––		––	(2,186)
Write-off of other receivables and other business loss	(12,299)	––		––	(12,299)	(500)		––	(12,799)

(Loss) earnings before income taxes	(113,325)	94,200		(115,400)	(134,525)	88,781		(30,500)	(76,244)
Income tax recovery (expense)	25,941	(45,600	)(d)(iii)	40,400	20,741	(2,000	)(d)(iii)	9,200	27,941

Net (loss) earnings before non-controlling interest	(87,384)	48,600		(75,000)	(113,784)	86,781		(21,300)	(48,303)
Non-controlling interest			(a)(ix)	(10,303)	(10,303)	—			(10,303)
Net (loss) earnings	(87,384)	48,600		(85,303)	(124,087)	86,781		(21,300)	(58,606)

(Loss) earnings per share (Note 7)
Basic and diluted	(0.26)				(0.24)				(0.10)

Yamana Gold Inc.

Notes to the pro forma consolidated financial statements

June 30, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars, unless otherwise noted)

1.                                      Basis of presentation

The unaudited pro forma consolidated financial statements have been prepared in connection with the acquisitions of Meridian Gold Inc. (“Meridian”) and Northern Orion Resources Inc. (“Northern Orion”) by Yamana Gold Inc. (“Yamana”).  The unaudited pro forma consolidated financial statements have been prepared for illustrative purposes only and give effect to the transactions and recent acquisitions completed by Yamana pursuant to the assumptions described in Note 6 to these pro forma consolidated financial statements.  The unaudited pro forma consolidated balance sheet as at June 30, 2007 gives effect to the transactions by Yamana as if they had occurred as of June 30, 2007.  The unaudited pro forma consolidated statements of operations for the six month period ended June 30, 2007 and for the year ended December 31, 2006 give effect to the transactions and recent acquisitions completed by Yamana as if they were completed on January 1, 2006.

The pro forma consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the transactions had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date.  The pro forma consolidated financial statements do not reflect any special items such as payments pursuant to change of control provisions or integration costs or operating synergies that may be incurred as a result of the acquisitions.

The pro forma adjustments and allocations of the purchase price for Northern Orion and Meridian are based in part on estimates of the fair value of assets acquired and liabilities to be assumed.  The final purchase price allocations will be completed after asset and liability valuations are finalized as of the date of the completion of the acquisitions.  In addition, the allocations of the purchase price for recently completed acquisitions by Yamana are based in part on preliminary estimates of the fair values of the respective assets acquired and liabilities assumed and are open for subsequent adjustment based on valuations to be completed at a later date.  Any final adjustments may change the allocation of purchase price which could affect the fair value assigned to the assets and liabilities in these unaudited pro forma consolidated financial statements.

In preparing the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations, the following historical information, that was prepared in accordance with Canadian GAAP, was used:

(a)                                 the unaudited consolidated balance sheet of Yamana as at June 30, 2007, and the unaudited consolidated statement of operations for the six month period ended June 30, 2007;

(b)                                the unaudited consolidated balance sheet of Northern Orion as at June 30, 2007, and the unaudited consolidated statement of operations for the six month period ended June 30, 2007;

(c)                                 the unaudited consolidated balance sheet of Meridian as at June 30, 2007, and the unaudited consolidated statement of operations for the six month period ended June 30, 2007;

(d)                                the audited consolidated financial statements of Yamana for the year ended December 31, 2006;

(e)                                 the audited consolidated financial statements of Northern Orion for the year ended December 31, 2006;

(f)                                   the audited consolidated financial statements of Meridian for the year ended December 31, 2006;

(g)                                the unaudited consolidated statement of operations of Desert Sun Mining Corporation (“DSM”) for the period from January 1, 2006 to March 31, 2006; and

(h)                                the unaudited consolidated statement of operations of Viceroy Exploration Ltd. (“Viceroy”) for the period from January 1, 2006 to September 30, 2006.

The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations should be read in conjunction with the June 30, 2007 unaudited interim consolidated financial statements and the December 31, 2006 audited consolidated financial statements including the notes thereto, as listed above.

The accounting policies used in preparing the pro forma financial statements are set out in Yamana’s consolidated financial statements for the year ended December 31, 2006.  While management believes that accounting policies of Northern Orion and recently acquired entities are consistent in all material respects, accounting policy differences may be identified upon consummation of the proposed acquisition.  Management has not had the opportunity to assess the impact, if any, of Meridian accounting policy differences with those of Yamana.  Accounting policy differences may be identified upon consummation of the acquisition.

2.                                     Conversion of historical financial statements to U.S. dollars

The unaudited pro forma consolidated financial statements are presented in U.S. dollars and, accordingly, Viceroy’s unaudited statement of operations for the nine months ended September 30, 2006 and for the period from October 1, 2006 to October 13, 2006, and DSM’s unaudited statement of operations for the three months ended March 31, 2006 were converted from Canadian dollars to U.S. dollars using the average exchange rate for each period.

The exchange rates used for conversion to U.S. dollars from Canadian dollars are as follows:

$

As at October 13, 2007	0.9776
As at September 24, 2007	1.0012
As at June 27, 2007	1.0705
Average for the nine months ended September 30, 2006	1.1327
Average for the period from October 1, 2006 to October 13, 2006	1.1277
Average for the three months ended March 31, 2006	1.1546

3.                                     Acquisition of Meridian

On June 27, 2007, Yamana announced a proposal to acquire all the outstanding common shares of Meridian.  Yamana formally commenced the offer on July 19, 2007 (the “Original Offer”).  Subsequently, Yamana amended the Original Offer and on September 24, 2007, Yamana announced a further amendment to the Offer (the “Fourth Offer”) whereby the cash component of the Offer was increased to $6.99 (Cdn$7.00).  Based on a volume adjusted share price of $12.353 (Cdn$12.37) determined with reference to the share price of Yamana common shares for the two days prior to, the day of, and the two days subsequent to the date of the announcement, the purchase price now equates to total consideration of $34.60 (Cdn$34.64) per share.  As at October 13, 2007, there were 101,305,120 common shares of Meridian outstanding.

On October 12, 2007, the Company completed the acquisition of 76.4% of the outstanding shares of Meridian.  The purchase price of the transaction totals $2.7 billion, comprised of approximately 173.1 million Yamana common shares, cash of $541.3 million, transaction costs of $20 million, and issued options acquired from Meridian.  Yamana will exchange all outstanding options of Meridian (“Meridian options”) for similar securities of Yamana at an exchange ratio of 2.809 and at a price equivalent to the original price divided by 2.809.  The exchange ratio was calculated as the sum of 2.235 and the $6.99 (Cdn$7.00) cash component divided by the average closing price for the five days ending October 12, 2007.  On October 13, 2007, 774,439 Meridian options were outstanding and were exchanged for 2,175,262 options of Yamana with a fair value of $20,107.  Yamana assumes that all options will vest immediately upon completion of the transaction.  The business combination is being accounted for as a purchase transaction with Yamana as the acquirer of Meridian.

The Company expects the accounting for the acquisition to result in a significant amount of goodwill. Goodwill is the excess cost of the acquired company over the sum of the amounts assigned to assets acquired less liabilities assumed. Generally accepted accounting principles in Canada and the U.S. require that goodwill not be amortized, but instead allocated to a level within the reporting entity referred to as the reporting unit and tested for impairment, at least annually. There is currently diversity in the mining industry associated with certain aspects of the accounting for business combinations and related goodwill. This diversity includes how companies define Value Beyond Proven and Probable reserves (“VBPP”), what an appropriate reporting unit is and how goodwill is allocated among reporting units. The methods of allocating goodwill have included allocations primarily to a single exploration reporting unit and allocations among individual mine reporting units depending on the relevant circumstances. We understand the industry is also evaluating other methodologies for allocating goodwill. The method of allocating goodwill will likely have an impact on the amount and timing of future goodwill impairment, if any. Yamana has not completed its determination of the combined company’s reporting units nor its method of allocating goodwill to those reporting units. The ultimate accounting for VBPP and goodwill may not be comparable to other companies within the mining industry.

The allocation of the purchase price has been based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed.  The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed below in the assumed pro forma purchase price allocation because of changes in fair values of the assets and liabilities to the date of the transaction, and as further analysis (including of identifiable intangible assets, for which no amounts have been estimated and included in the preliminary amounts shown below) is completed.  Consequently, the actual allocation of the purchase price will likely result in different adjustments than those in the unaudited pro forma consolidated statements of operations.  Following completion of the transaction, the earnings of the combined company will reflect the impact of purchase accounting adjustments, including the effect of changes in the cost bases of both tangible and identifiable intangible assets and liabilities on production costs and depreciation, depletion and amortization expense.

The Company will complete a full and detailed valuation of the Meridian assets using an independent party.  Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

The preliminary purchase price allocation is subject to change and is summarized as follows:

$
Purchase of Meridian shares (173,048,364 Yamana common shares)	2,137,621
Fair value of options acquired	20,107
Cash consideration	541,336
Estimated transaction costs	20,000
Purchase consideration	2,719,064

The purchase price was allocated as follows:

	$	$
Net working capital acquired (including cash of $102.1 million)		202,400
Mineral property, plant and equipment
Producing	1,297,051
Non-producing	496,590	1,793,641
Other long-term assets		31,000
Long-term liabilities		(101,000)
Future income tax liability		(547,039)
Non-controlling interest (including $92,304 of non-controlling interest relating to the outstanding shares of Meridian)		(107,604)
Net identifiable assets		1,271,398
Excess of purchase price allocated to goodwill		1,447,666
		2,719,064

4.                                     Acquisition of Northern Orion

Also on June 27, 2007, Yamana announced that it had entered into a business combination arrangement to acquire all the outstanding common shares of Northern Orion.  Under the transaction, the shareholders of Northern Orion will receive 0.543 of a Yamana common share for each Northern Orion common share outstanding and $0.001 in cash for each Northern Orion common share.  As at October 13, 2007, there were 154,103,861 common shares of Northern Orion outstanding.  The volume adjusted share price of Yamana common shares for the period of two days prior to the day of the announcement, the day of the announcement, and the two days after the date of the announcement was $11.39 (Cdn$12.19).

On October 13, 2007, the Company completed the acquisition of 100% of the outstanding shares of Northern Orion.  The business combination will be accounted for as a purchase transaction, with Yamana as the acquirer of Northern Orion.  Yamana will also exchange all outstanding employee options of Northern Orion for similar securities of Yamana which, for purposes of these pro forma consolidated financial statements, have been assumed to be at an exchange ratio of 0.543 and at a price equivalent to the original price divided by 0.543.  All outstanding non-employee options and share purchase warrants of Northern Orion will be exchanged for similar securities of Yamana at an exchange ratio of 0.543 and a price equivalent to the original price divided by 0.543, and $0.001 in cash for each non-employee option and share purchase warrant.  The Company will complete a full and detailed valuation of the fair value of the net assets of Northern Orion acquired using an independent third party.  Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

Yamana has estimated the fair value of Northern Orion’s interest in Minera Alumbrera Ltd. at $340,000 and the fair value of Northern Orion’s non-producing properties at $432,000.  The remainder of the purchase price over the carrying value of the assets acquired and liabilities assumed of $481,968 has been assigned as goodwill.

The Company expects the accounting for the acquisition to result in a significant amount of goodwill. Goodwill is the excess cost of the acquired company over the sum of the amounts assigned to assets acquired less liabilities assumed. Generally accepted accounting principles in Canada and the U.S. require that goodwill not be amortized, but instead allocated to a level within the reporting entity referred to as the reporting unit and tested for impairment, at least annually. There is currently diversity in the mining industry associated with certain aspects of the accounting for business combinations and related goodwill. This diversity includes how companies define Value Beyond Proven and Probable reserves (“VBPP”), what an appropriate reporting unit is and how goodwill is allocated among reporting units. The methods of allocating goodwill have included allocations primarily to a single exploration reporting unit and allocations among individual mine reporting units depending on the relevant circumstances. We understand the industry is also evaluating other methodologies for allocating goodwill. The method of allocating goodwill will likely have an impact on the amount and timing of future goodwill impairment, if any. Yamana has not completed its determination of the combined company’s reporting units nor its method of allocating goodwill to those reporting units. The ultimate accounting for VBPP and goodwill may not be comparable to other companies within the mining industry.

The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed above in the assumed pro forma purchase price allocation because of changes in fair values of the assets and liabilities to the date of the transaction, and as further analysis (including of identifiable intangible assets, for which no amounts have been estimated and included in the preliminary amounts shown above) is completed. Consequently, the actual allocation of the purchase price may result in different adjustments than those in the unaudited pro forma consolidated statement of operations. Following completion of the transaction, the earnings of the combined company will reflect the impact of purchase accounting adjustments, including the effect of changes in the cost bases of both tangible and identifiable intangible assets and liabilities on production costs and depreciation, depletion and amortization expense.

The preliminary purchase price allocation is subject to change and is summarized as follows:

$
Purchase of Northern Orion shares (83,678,397 Yamana common shares)	952,791
Fair value of options and warrants acquired	302,613
Cash consideration	215
Estimated transaction costs	17,000
Purchase consideration	1,272,619

The purchase price was allocated as follows:

$

Net working capital acquired (including cash of $237.2 million)	237,984
Property plant and equipment, net	223
Mineral properties and other assets	432,186
Equity investment in Minera Alumbrera Ltd.	340,478
Long-term liabilities	(15,231)
Future income tax liability	(204,989)
Net identifiable assets	790,651
Excess of purchase price allocated to goodwill	481,968
1,272,619

5.                                     Recent acquisition of DSM and Viceroy by Yamana

(a)                                  Acquisition of DSM

On April 5, 2006, Yamana completed the acquisition of DSM which owns the Jacobina gold mine in the Bahia state of Brazil.  Total consideration paid was approximately $632 million comprised of approximately 63.9 million common shares, transaction costs and substitution of issued options and share purchase warrants.  Yamana exchanged all outstanding shares, options and share purchase warrants of DSM for similar securities of Yamana at an exchange ratio of 0.6 of a Yamana common share for 1 DSM common share or equivalent.

Yamana has consolidated the results of operations from the Jacobina mine from the date of acquisition.

The purchase price was calculated as follows:

$
Common shares issued to acquired 100% of DSM (63,746,381 Yamana common shares)	534,852
Fair value of options and warrants issued	92,658
Transaction costs	3,094
Shares issued for employee severance (174,068 common shares)	1,361
Purchase consideration	631,965

The purchase price was allocated as follows:

$

Net working capital acquired (including cash of $18.1 million)	26,944
Property plant and equipment, net	37,792
Mineral properties and other assets	665,867
Other assets	3,548
Silicosis liability	(17,154)
Long-term liabilities	(6,954)
Future income tax liability	(133,078)
Net identifiable assets	576,965
Residual purchase price allocated to goodwill	55,000
631,965

As a result of this acquisition, the unaudited pro forma consolidated statements of operations for the year ended December 31, 2006 have been adjusted to include operations of DSM for the three month period ended March 31, 2006.

(b)                                  Acquisition of Viceroy

On October 14, 2006, the Company acquired approximately 95% of the outstanding common shares of Viceroy.  The Company offered Viceroy shareholders 0.97 of a Yamana common share for each Viceroy common share.  Subsequently, the Company commenced and completed the compulsory acquisition of the remaining Viceroy common shares not already owned at the same ratio of 0.97 of a Yamana common share for each Viceroy common share.  Yamana exchanged all outstanding shares, options and share purchase warrants of Viceroy for similar securities of Yamana at an exchange ratio of 0.97 of a Yamana common share for 1 Viceroy common share or equivalent.  Total consideration paid was approximately $549.1 million.  Yamana has consolidated the results of operations from October 13, 2006.

The business combination was accounted for as a purchase transaction with Yamana as acquirer of Viceroy.  The preliminary purchase price allocation is subject to change and is summarized as follows:

$
Purchase of Viceroy shares (52,542,397 Yamana common shares)	509,842
Fair value of options and warrants issued	35,230
Estimated transaction costs	4,075
Purchase consideration	549,147

The purchase price was allocated as follows:

$

Net working capital acquired	53,881
Property plant and equipment, net	1,666
Mineral properties	661,094
Other assets	2,794
Future income tax liability	(170,288)
549,147

6.                                     Effect of transactions on the pro forma consolidated financial statements

The pro forma consolidated financial statements incorporate the following pro forma assumptions:

(a)                                  Meridian assumptions

(i)                                  The assumption that Yamana acquired 76.4% of the outstanding common shares of Meridian as a result of the Fourth Offer.  As per Note 3, this gives rise to an increase to fair value of assets and related future income tax liabilities as follows:

$

Mineral property, plant and equipment	1,495,541
Goodwill	1,447,666
Future income tax liabilities	(523,439)
2,419,768
Book value of assets	299,296
Total purchase consideration	2,719,064

(ii)                               The assumption that all of the 774,439 stock options of Meridian outstanding at October 12, 2007 are converted into 2,175,262 Yamana options with a fair value of $20,107;

(iii)                            The pro forma consolidated financial statements include information from the financial statements of Meridian as at June 30, 2007 and for the six month period ended June 30, 2007 and the year ended December 31, 2006. It has been assumed that asset classifications are consistent with those used by Yamana in their presentation and that Meridian’s accounting policies conform to those of Yamana;

(iv)                           These pro forma adjustments eliminate the historical equity accounts of Meridian;

(v)                              This pro forma adjustment reflects the issuance of 173.0 million shares of Yamana for $2,137,621 in connection with the acquisition of 76.4% of the outstanding common shares of Meridian;

(vi)                           This assumption provides for the recording of Yamana’s expenses of the transaction totaling $20 million;

(vii)                        This pro forma adjustment represents the estimated increase to depreciation, depletion and amortization expense (six months to June 30, 2007 - $37,100; year ended December 31, 2006 - $74,100) associated with the preliminary fair value adjustment of approximately $1.1 billion allocated to mineral property, plant and equipment. Yamana has not completed an assessment of the fair values of assets and liabilities and the related business integration plans and synergies. The ultimate purchase price allocation will include possible adjustments to the fair values of depreciable tangible assets, proven and probable reserves, reserves related to current development projects, value beyond proven and probable reserves (referred to in this document as VBPP) and intangible assets after a full review has been completed. The concept of VBPP is described in Financial Accounting Standards Board Emerging Issue Task Force Issue No. 04-3 (“EITF 04-3”) and has been interpreted differently by mining companies. The preliminary adjustment to plant, equipment and development costs, as discussed below, includes VBPP attributable to mineralized material that Yamana believes could be brought into production should market conditions warrant. Mineralized material is a mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support reported tonnage and average grade of metals. Such a deposit may not qualify as proven and probable reserves until legal and economic feasibility are concluded based upon a comprehensive evaluation of unit costs, grade, recoveries and other material factors. The preliminary adjustments to mineral property, plant, equipment and development costs do not include adjustments attributable to inferred mineral resources or exploration potential referred to in the EITF 04-3 Working Group Report No. 1. We intend to allocate a portion of the purchase price to all VBPP, including inferred mineral resources and exploration potential, in accordance with EITF 04-3 after performing a more thorough analysis to determine the fair value of these assets.

The preliminary allocation of $1.1 billion to mineral property, plant, equipment and development costs is primarily based on a fair value assessment of estimated cash flows. Yamana has not completed an assessment of the fair values of assets and liabilities and the related business integration plans and synergies. The ultimate purchase price allocation will include possible adjustments to fair values of depreciable tangible assets, proven and probable reserves, reserves related to current development projects, mill and leach stockpiles, product inventories, VBPP and intangible assets after a full review has been completed.

For the purpose of preparing the unaudited pro forma consolidated statements of operations, Yamana assumed an average estimated remaining useful life of 16 years for the El Penon Mine and 7 years for the Minera Florida Mine, which was based on an analysis of publicly available information. A one-year change in the estimated useful life would have an approximate $6 million impact on the pro forma depreciation, depletion and amortization expense on an annual basis. Additionally, for each $100 million that the final fair value of property, plant, equipment and development costs differs from the pro forma fair value, related depreciation, depletion and amortization expense would increase or decrease by approximately $7 million annually, assuming a weighted average 15-year life; and

(viii)                      It has been assumed that Yamana drew down $550 million from existing credit facilities to finance the cash component of the acquisition of Meridian. Interest expense has been recorded in the amount of $20.6 million and $41.3 million during the six month period ended June 30, 2007 and the year ended December 31, 2006 respectively. Interest expense has been provided at 7.5%, which approximates the current rate under the facility and amortization of debt issue costs. A 1/8% change to the effective interest rate would change the interest expense by $640.

(ix)                             Adjustment to reflect the 23.6% non-controlling interest in the operating results of Meridian in the amount of $9.2 million and $10.3 million for the six months ended June 30, 2007 and the year ended December 31, 2006, respectively.

(b)                                  Northern Orion assumptions

(i)                                   Yamana acquired 100% of the outstanding common shares of Northern Orion as a result of the transaction. Further to information provided in Note 4 this gives rise to an increase to fair value of assets and related future income tax liabilities as follows:

$
Mineral properties	309,654
Investment in Minera Alumbrera Ltd. (“Alumbrera”)	240,000
Goodwill	481,968
Future income tax liabilities	(181,386)
850,236
Book value of assets	422,383
Total purchase consideration	1,272,619

(ii)                               These pro forma adjustments eliminate the historical equity accounts of Northern Orion;

(iii)                            This pro forma adjustment reflects the issuance of 83.7 million shares of Yamana for $952,791 in connection with the Offer;

(iv)                            The assumption that, as at June 27, 2007, 12,552,500 stock options and 56,570,150 share purchase warrants of Northern Orion were outstanding and were exchanged for 6,816,008 stock options and 30,717,590 share purchase warrants of Yamana with fair values of $45,573 and $257,040, respectively. Yamana has assumed that all options will vest immediately upon completion of the transaction;

(v)                               The cash component of the Northern Orion acquisition of approximately $215 (Cdn$0.001 per common share, share purchase warrant and non-employee stock option of Northern Orion outstanding at the date of the transaction) has been reflected in these pro forma financial statements;

(vi)                            This assumption provides for the recording of Yamana’s expenses of the transaction totaling $17 million; and

(vii)                         This pro forma adjustment represents the estimated increase to amortization expense (six months to June 30, 2007 - $13,300; year ended December 31, 2006 - $30,500) associated with the preliminary fair value adjustment of approximately $240 million allocated to Alumbrera, resulting in a reduction to reported equity income. Fair value increases to non producing properties do not give rise to any pro forma earnings adjustment. Yamana has not completed an assessment of the fair values of assets and liabilities and the related business integration plans and synergies. The ultimate purchase price allocation will include possible adjustments to the fair values of Alumbrera, depreciable tangible assets, proven and probable reserves, reserves related to current development projects, value beyond proven and probable reserves and intangible assets after a full review has been completed. The concept of VBPP is described in Financial Accounting Standards Board Emerging Issue Task Force Issue No. 04-3 (“EITF 04-3”) and has been interpreted differently by mining companies. The preliminary adjustment to plant, equipment and development costs, as discussed below, includes VBPP attributable to mineralized material that Yamana believes could be brought into production should market conditions warrant. Mineralized material is a mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support reported tonnage and average grade of metals. Such a deposit may not qualify as proven and probable reserves until legal and economic feasibility are concluded based upon a comprehensive evaluation of unit costs, grade, recoveries and other material factors. The preliminary adjustments to property, plant, equipment and development costs do not include adjustments attributable to inferred mineral resources or exploration potential referred to in the EITF 04-3 Working Group Report No. 1. Yamana intends to allocate a portion of the purchase price to all VBPP, including inferred mineral resources and exploration potential, in accordance with EITF 04-3 after performing a more thorough analysis to determine the fair value of these assets.

The preliminary allocation of $240 million to Alumbrera is primarily based on a fair value assessment of estimated cash flows. Yamana has not completed an assessment of the fair values of assets and liabilities and the related business integration plans and synergies. The ultimate purchase price allocation will include possible adjustments to fair values after a full review has been completed.

For the purpose of preparing the unaudited pro forma condensed combined statements of operations, Yamana assumed an estimated remaining useful life of 10 years for the Alumbrera Mine, which was based on an analysis of publicly available information. A one-year change in the estimated useful life would have an approximate $20 million impact on the pro forma equity accounted earnings on an annual basis. Additionally, for each $100 million that the final fair value of Alumbrera costs differs from the pro forma fair value, related equity accounted earnings would increase or decrease by approximately $10 million annually, assuming a 10-year life.

(c)                                  Viceroy and DSM assumptions

(i)                                    Including operating expenses for Viceroy for the period from October 1 to October 13, 2006;

(ii)                               Depreciation, amortization and depletion expense

It is assumed that the addition to mineral properties related to the excess of the purchase price over the assets acquired of DSM would be amortized on a unit-of-production basis over the proven, probable and possible reserves. In relation to DSM, the additional amortization for year ended December 31, 2006 would be $2,371; and

(iii)                            Tax effect

The tax effect of the additional mineral property amortization of DSM above for the year ended December 31, 2006 would be a pro forma recovery of $806.

(d)                                  Other assumptions

(i)                                  Transaction costs of Meridian, estimated to be in the amount of $80 million, have been given effect to in these pro forma financial statements;

(ii)                               Transaction costs of Northern Orion, estimated to be in the amount of $20 million, have been given effect to in these pro forma financial statements; and

(iii)                            The pro forma balance sheet reflects adjustments for future income taxes based on temporary differences between assigned values of assets and liabilities acquired and of estimated tax basis (Meridian - $523,439 and Northern Orion - $181,386). Adjustments to the pro forma statements of operations have an associated tax effect when it is appropriate. All tax effects have been calculated with reference to the statutory rate in effect during the current periods for which a statement of operations is provided.

7.                                      Yamana shares outstanding and loss per share

The average number of shares used in the computation of pro forma basic and diluted earnings (loss) per share has been determined as follows:

	June 30,	December 31,
	2007	2006

Basic

Weighted average shares outstanding for the period	353,611,000	276,617,000
Issued to acquire Viceroy	—	41,742,000
Issued to acquire DSM	—	16,822,000
Weighted average pro forma shares of Yamana	353,611,000	335,181,000
Issued to acquire Meridian	173,048,364	173,048,364
	526,659,364	508,229,364
Issued to acquire Northern Orion	83,678,397	83,678,397
Pro forma basic weighted average shares of Yamana	610,337,761	591,907,761

	June 30,	December 31,
	2007	2006

Diluted

Weighted average pro forma shares of Yamana	353,611,000	335,181,000
Issued to acquire Meridian	173,048,364	173,048,364
Dilutive effect of Meridian options	1,403,799	1,403,799
Dilutive effect of Yamana options and warrants	13,297,000	11,967,500
	541,360,163	521,600,663
Issued to acquire Northern Orion	83,669,330	83,669,330
Dilutive effect of Northern Orion options and warrants	20,022,160	20,022,160
Pro forma diluted weighted average shares of Yamana	645,051,653	625,292,153

Yamana Gold Inc.	Schedule 1

Pro forma consolidated statement of operations of Yamana Gold Inc.

Adjusted for recent acquisitions year ended December 31, 2006

(Unaudited)

(Expressed in thousands of U.S. dollars)

			Viceroy		Pro forma
	Yamana	Desert Sun	Exploration	Pro forma	Yamana
	Gold Inc.	Mining Corp.	Ltd.	adjustments	Gold Inc.
	$	$	$	$	$
		(3 months)	(9 months)	(Note 6 (c))
		(Schedule 2)	(Schedule 3)

Sales	169,206	9,486	—	—	178,692

Cost of sales	(100,004)	(6,126)	—	—	(106,130)
Depreciation, amortization and depletion	(33,510)	(1,403)	(30)	(2,377)	(37,320)
Accretion of asset retirement obligation	(636)	—	—	—	(636)
Mine operating earnings (loss)	35,056	1,957	(30)	(2,377)	34,606

Corporate administration	(24,350)	(1,995)	(1,693)	(568)	(28,606)
Take-over bid expenses	—	—	(1,230)	(2,824)	(4,054)
Foreign exchange gain (loss)	343	4,884	(20)	9	5,216
Loss on impairment of mineral properties	(3,675)	—	—	—	(3,675)
Stock-based compensation	(41,099)	(1,542)	(2,401)	—	(45,042)
Operating (loss) earnings	(33,725)	3,304	(5,374)	(5,760)	(41,555)

Investment and other business income	5,328	245	1,638	212	7,423
Interest expense	(28,846)	(89)	—	—	(28,935)
Unrealized loss on commodity contracts	(35,773)	—	—	—	(35,773)
Loss arising from assets sold	(2,186)	—	—	—	(2,186)
Write-off of other receivables and other business loss	—	(12,299)	—	—	(12,299)

Loss before income taxes	(95,202)	(8,839)	(3,736)	(5,548)	(113,325)
Income tax recovery	25,039	96	—	806	25,941
Net loss	(70,163)	(8,743)	(3,736)	(4,742)	(87,384)

Yamana Gold Inc.	Schedule 2

Statement of operations of Desert Sun Mining Corp.

three month period ended March 31, 2006

(Expressed in thousands of dollars)

	As reported
	Cdn$	US$
		(Note 2)

Sales	10,953	9,486

Cost of sales	(7,074)	(6,126)
Depreciation, amortization and depletion	(1,620)	(1,403)
Mine operating earnings	2,259	1,957

Corporate administration	(2,304)	(1,995)
Foreign exchange gain	5,639	4,884
Stock-based compensation	(1,780)	(1,542)
Operating earnings	3,814	3,304

Investment and other business income	283	245
Interest expense	(103)	(89)
Write-off of other receivables and other business loss	(14,201)	(12,299)

Loss before income taxes	(10,207)	(8,839)
Income tax recovery	111	96
Net loss	(10,096)	(8,743)

Yamana Gold Inc.	Schedule 3

Statement of operations of Viceroy Exploration Ltd.

nine month period ended September 30, 2006

(Unaudited)

(Expressed in thousands of dollars)

	As reported
	Cdn$	US$
		(Note 2)

Depreciation, amortization and depletion	(33)	(30)

Corporate administration	(1,918)	(1,693)
Take-over bid expenses	(1,394)	(1,230)
Foreign exchange loss	(23)	(20)
Stock-based compensation	(2,720)	(2,401)

Operating loss	(6,088)	(5,374)
Investment and other business income	1,856	1,638
Net loss for the period	(4,232)	(3,736)